Exhibit 99.8

Consent of Independent Registered Public Accounting Firm

We consent to the use of our reports dated March 20, 2014 with respect to the consolidated financial statements of Canadian Zinc Corporation and the effectiveness of internal control over financial reporting of Canadian Zinc Corporation included in the Annual Report (Form 40-F) for the year ended December 31, 2013.

Vancouver, Canada	/s/ Ernst & Young LLP
March 20, 2014	Chartered Accountants